EXHIBIT 99.2

04/CAT/06

For Immediate Release

07.00 GMT, 02:00 EST Monday 9 February 2004

For further information contact:

Cambridge Antibody Technology
Tel: +44 (0) 1223 471 471
Peter Chambré, Chief Executive Officer
John Aston, Chief Financial Officer
Rowena Gardner, Director of Corporate
   Communications

Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 20 7067 0700
Kevin Smith
Rachel Lankester

BMC Communications/The Trout Group (USA)
 Tel: +1 212 477 9007
Brad Miles, ext 17 (media)
Brandon Lewis, ext 15 (investors)

Genzyme Corp. Media: Dan Quinn, Tel: +1 617 768 6849 Investors: Sally Curley, Tel: +1 617 768-6140

CAMBRIDGE ANTIBODY TECHNOLOGY AND GENZYME ANNOUNCE
PRELIMINARY RESULTS FROM PHASE I/II TRIAL OF CAT-192 FOR
SCLERODERMA

Cambridge, UK and Cambridge, Mass… Cambridge Antibody Technology (LSE: CAT;

NASDAQ: CATG) and Genzyme Corp. (NASDAQ: GENZ) today announce preliminary results from a Phase I/II clinical trial of CAT-192, a human anti-TGFb1monoclonal antibody.  The primary objective of the trial was to assess the safety, tolerability and pharmacokinetics of CAT-

192 in patients suffering from diffuse systemic sclerosis.  The secondary objective was to evaluate the potential clinical outcomes for any future trial in systemic sclerosis.

The double-blind, placebo-controlled trial enrolled 45 patients at 12 medical centres in the

United States and Europe. Patients were randomised to receive one of three dose levels of CAT-

192 (0.5mg/kg, 5 mg/kg or 10 mg/kg) or matching placebo, given as an intravenous infusion every six weeks for four doses.

Preliminary results show that the primary objective was met; CAT-192 was generally safe and well-tolerated at each dose level. Elimination half-life was consistently around three weeks.

There were no treatment-related serious adverse events observed.  Four patient deaths occurred during the trial (one at 0.5 mg/kg and three at 5 mg/kg) and were determined by independent medical reviewers to be attributable to patients’ underlying disease, and unrelated to treatment.

For the secondary objective of the trial a number of clinical endpoints and biological markers,

potentially indicative of disease progression, were evaluated. Preliminary review of these markers indicated that disease duration and gender played important roles in the results, and that the placebo group’s skin score did not deteriorate during the trial as anticipated. Given these factors and the small sample size, no definitive conclusions regarding the efficacy of CAT-192 can be drawn at this time. Additional analyses and alternative trial designs are being evaluated.

“The clinical development teams from both companies are encouraged by the safety and pharmacokinetic results seen in this trial,” said Dr David Glover, chief medical officer at

Cambridge Antibody Technology. “We have gained useful insights that will help determine the next steps in our clinical development programme. We will continue to evaluate the data, and to work with scleroderma experts to determine how to progress in the future.”

“We are continuing our efforts to target TGFb through a variety of human monoclonal antibodies, an approach that we believe has great potential in the development of effective therapies for scleroderma and other fibrotic diseases,” added Dr Richard Moscicki, Genzyme’s chief medical officer.

The companies expect that the results of the trial will be submitted for presentation at a major scientific conference later this year.

-ENDS-

Notes to Editors

About Scleroderma:

•

Diffuse systemic sclerosis, a form of scleroderma, is a chronic, life-threatening disorder caused by the production of excess collagen which leads to scarring of the skin and internal organs.  Eighty percent of those affected by this disease are women between the ages of 25-55.  About 40 per cent of all patients with this disorder die within ten years of diagnosis.  There is currently no effective therapy for the disease, which affects an estimated 300,000 people worldwide.

•	Genzyme and CAT have been working in partnership to develop and commercialise human TGFbmonoclonal antibodies for the treatment of diffuse systemic sclerosis since September 2000.

Cambridge Antibody Technology (CAT):
•

CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 270 people.

•

CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company’s strategy to develop a portfolio of antibody-based drugs.

•	Three CAT human therapeutic antibody products are now in clinical development, with two further product candidates in pre-clinical development.
•	HUMIRATM, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott has
•	been approved by the US Food and Drug Administration for marketing in the US and by the European Commission for marketing in the EU as a treatment for rheumatoid arthritis.
•	Five further licensed CAT-derived human therapeutic antibodies in clinical development, with three further licensed product candidates in pre-clinical development.
•

CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. In particular, CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFb, a family of proteins associated with fibrosis and scarring. This collaboration has so far given rise to one antibody product candidate at clinical development stage, and one at pre-clinical development stage.

•	CAT has also licensed its proprietary technologies to several companies. CAT’s licensees include: Abbott, Amgen, Chugai, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
•	CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised £41m in its IPO in March 1997 and £93m in a secondary offering in March 2000.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company’s present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company’s actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT’s ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

Genzyme Corporation:

•

Genzyme Corporation is a global biotechnology company dedicated to making a major positive impact on the lives of people with serious diseases.  The company’s broad product portfolio is focused on rare genetic disorders, renal disease, osteoarthritis and immune-mediated diseases, and includes an industry-leading array of diagnostic products and services. Genzyme’s commitment to innovation continues today with research into novel approaches to cancer, heart disease, and other areas of unmet medical need.  More than 5,300 Genzyme employees in offices around the globe serve patients in over 80 countries.

This press release contains forward-looking statements, including statements about: preliminary results from a clinical trial of CAT-192; potential additional studies; product development plans and the potential utility of targeting TGFß in developing therapies for fibrotic diseases; the anticipated timing of presentation of the results from the trial; and estimates regarding the diffuse systemic sclerosis patient population.  These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements.  These risks and uncertainties include, among others: the final analysis of the clinical trial data and the actual timing thereof; the results and timing of additional preclinical and clinical studies; the accuracy of the companies’ information concerning the scleroderma patient population; and the risks and uncertainties described in reports filed by Genzyme Corporation with the U.S. Securities and Exchange Commission, including without limitation the factors discussed under the caption "Factors Affecting Future Operating Results" in Genzyme's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003. We caution investors not to place undue reliance on the forward-looking statements contained in this press release.  These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

•	Genzyme® is a registered trademark of Genzyme Corporation. All rights reserved.
•

Genzyme’s press releases and other company information are available at www.genzyme.com and by calling Genzyme’s investor information line at 1-800-905-4369 within the United States or 1-703-797-1866 outside the United States.